PMU News Release #11-11 TSX: PMU OTCQX: PFRMF

December 13, 2011

Pacific Rim Mining Announces Fiscal 2012 Second Quarter Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three and six months ended October 31, 2011. Details of the Company’s financial results are provided in its interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be publicly filed and made available to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Nature of Operations
Pacific Rim is an environmentally and socially responsible exploration company whose business plans and management talent focus on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company recently acquired a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of a legal dispute initiated by the Company’s subsidiary and owner of the El Dorado project, PacRim, under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “CAFTA/ILES” action). Notwithstanding the ongoing CAFTA/ILES legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to renewing its advancement of the El Dorado project.

While the El Dorado project awaits resolution, Pacific Rim has renewed its focus on exploration initiatives. The Company recently acquired an option to earn a 65% interest in the Hog Ranch gold property in Nevada and commenced field exploration of this project in recent months. The Company also has the opportunity (by virtue of a Letter of Intent signed during fiscal 2011) to acquire a 100% interest in the Remance property in Panama should conditions within Panama change sufficiently to warrant its acquisition. The Company’s focus is currently on evaluating the results of its recent field surveys at the Hog Ranch project in preparation for a Phase 1 drill program, on continuing efforts to secure the El Dorado mining permit while PacRim’s CAFTA/ILES action proceeds, and on the continued search for additional project acquisitions.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF. All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its: U.S. subsidiaries Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.; Salvadoran subsidiaries Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”); and, Panamanian subsidiary Minera Verde, S.A. (“Minera Verde”) inclusive.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Liquidity and Capital Resources

Cash
During the first six months of fiscal 2012 the Company’s cash and cash equivalents increased by $1.4 million from $0.3 million at April 30, 2011 to $1.7 million at October 31, 2011. Short-term investments also increased from $0.8 million at April 30, 2011 to $1.1 million at October 31, 2011. As a result of these increases in cash and cash equivalents and short-term investments, current assets increased by $1.8 million during the first six months of fiscal 2012, from $1.2 million at April 30, 2011 to $3.0 million at October 31, 2011. This increase reflects the cash proceeds of a private placement equity financing undertaken by the Company that closed during Q1 2012 offset by cash spent on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA/ILES action.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing in the future to continue to conduct ongoing exploration programs and to meet future property commitments, for administrative purposes and for legal expenses related to the CAFTA/ILES arbitration action. The costs for this legal action are substantial and are anticipated to increase should the case proceed to the merits phase. Factors that could affect the availability of financing include the outcome of any rulings pertaining to PacRim’s CAFTA/ILES action, any significant progress on the El Dorado project permitting application that may develop, progress on any of the Company’s exploration properties, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

[The foregoing two paragraphs contain forward-looking statements regarding the requirement for financing and the use of funds that may be raised. See Forward-Looking Information.]

Working Capital
At October 31, 2011, the value of the Company’s current assets was $3.0 million, compared to $1.2 million at April 30, 2011, an increase of $1.8 million. The increase in current assets from the end of fiscal 2010 to the end of Q2 2012 is primarily a result of the addition of cash from the sale of securities under a private placement financing as outlined in Section 5.3 above, offset by expenditures of cash on exploration and general and administrative costs as well as expenditures related to PacRim’s CAFTA/ILES action. Resource property balances at October 31, 2011 were negligibly higher than the April 30, 2011 balance ($5.49 million and $5.45 million respectively).

At October 31, 2011 the Company had current liabilities of $1.5 million, marginally lower than the April 30, 2011 balance of $1.6 million due to a slight decrease in accounts payable and accrued liabilities. Of the accounts payable and accrued liability balances, $1.4 million at both October 31, 2011 and April 30, 2011 is due to one vendor associated with PacRim’s arbitration action.

The $1.8 million increase in current assets combined with the marginal decrease in current liabilities, resulted in a $1.9 million increase in working capital from $(0.4) million at the end of fiscal 2011 to $1.5 million at the end of Q2 2012.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Financial Condition
The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company has commenced a Phase 1 exploration program at the Hog Ranch property, completing several months of field work including geological and structural mapping, soil sampling, and data analysis and is currently interpreting the results of this work in preparation for selection of drill targets. A Phase 1 drill program is anticipated for Hog Ranch in mid- calendar 2012. As described in Section 2.3 and elsewhere, acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for conducting a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus.

The Company anticipates that its planned exploration programs as outlined above (including drilling at Hog Ranch), to be conducted through the remainder of fiscal 2012 and into early fiscal 2013, will cost approximately $1.5 million, with a further $1 million required in the event the Remance property is acquired. With the cash balances currently on hand the Company believes it has the financial resources required to carry out its ongoing exploration initiatives, not including drilling of the Hog Ranch property or the contingent exploration expenditures related to the potential Remance acquisition and not including future CAFTA/ILES costs. The Company anticipates the requirement for additional financing during or subsequent to fiscal 2012 in order to fund the Hog Ranch drill program, and ongoing and future exploration programs.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake during fiscal 2012. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during the remainder of fiscal 2012. Expenditures related to PacRim’s CAFTA/ILES arbitration claim are expected to continue at present or modestly higher levels during the coming months, and are directly related to the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.4 related to the CAFTA/ILES arbitration action and is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses for fiscal 2012, and the requirement for additional financing to fund legal costs and/or future general working capital expenses. See Forward-Looking Information.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at October 31, 2011, the Company has working capital of $1.5 million, has incurred losses since inception and has an accumulated deficit of $88.5 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future funding. The Company will need to raise additional funds during or subsequent to fiscal 2012 to support exploration and administration expenses as well as its costs under PacRim’s CAFTA/ILES arbitration action. While the Company has been successful in obtaining its required funding

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include progress in obtaining the sought-after El Dorado mining permits, progress on or resolution of the CAFTA/ILES claim including the outcome of the Jurisdiction Objection, results from the Hog Ranch Phase 1 exploration program, the completion of the Remance project acquisition and/or the acquisition of other exploration projects, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity.

Results of Operations

For the three month period ended October 31, 2011, Pacific Rim recorded a loss of $(0.8) million or $(0.00) per share, compared to a loss of $(1.3) million or $(0.01) per share for the three month period ended October 31, 2010. The $0.5 million reduction in loss period over period is primarily a result of increased exploration expenses related to the Company’s return to active exploration and increased stock-based compensation expenses related to a stock option grant during Q2 2012 for which there was no comparable item during Q2 2011. These expenses were offset in part by a $(0.4) million unrealized gain on derivative liability recorded for Q2 2012 related to warrants issued by the Company in contrast to an unrealized loss of $0.6 million during Q2 2011.

For the six months ended October 31, 2011, Pacific Rim recorded a loss of $(0.6) million or $(0.00) per share, compared to a loss of $(2.1) million or $(0.02) per share, for the six months ended October 31, 2010. The $1.5 million decrease in net loss period over period is primarily attributable to decreased CAFTA-related costs ($0.2 million for the first six months of fiscal 2012, compared to $0.8 million for the first six months of fiscal 2011) and a $(1.4) million unrealized gain on derivative liability recorded during the first six months of fiscal 2012 (as described above) compared to an unrealized loss of $0.2 million for the same period a year earlier.

Expenses
Exploration expenses were $0.3 million higher in Q2 2012 than in Q2 2011 ($0.6 million and $0.3 million respectively), owing primarily to exploration activities undertaken throughout the quarter at the Hog Ranch property. General and administrative expenses were $0.2 million during Q2 2012 compared to $0.3 million during Q2 2011. CAFTA/ILES-related expenses totalled $0.1 million during each of Q2 2012 and Q2 2011 reflecting a low level of activity as the Company continues to await a decision on the Jurisdiction Objection (see Section 2.1.4) . Foreign exchange loss was $0.1 million during Q2 2012 compared to a gain of $0.03 million during Q2 2011 reflecting a drop in the value of the Canadian dollar compared to the US dollar period over period. During Q2 2012 the Company recorded an unrealized gain on derivative liability of $(0.4) million (compared to an unrealized loss of $0.6 million during Q2 2011).

Unusual Items
There were no unusual items in either of Q2 2012 or Q2 2011.

Summary
Higher exploration and stock-based compensation expenses and a slightly higher foreign exchange loss were offset by a decrease in costs related to the CAFTA/ILES action and a substantial increase in unrealized gains on derivative liability during Q2 2011 compared to the same period a year earlier. As a result, the Company realized a loss and comprehensive loss of $(0.8) million or $(0.00) per share for the three months ended October 31, 2011 compared to a loss and comprehensive loss of $(1.3) million or $(0.01) per share for the same period a year earlier.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Outlook
The Company has commenced a Phase 1 exploration program at its recently acquired Hog Ranch property in Nevada, which will continue through the remainder of fiscal 2012 and into early fiscal 2013 and comprise field mapping and sampling, geochemical surveying and eventually an estimated 10-15-hole drill program to test both the near surface and underground vein potential of this known gold district. It was previously anticipated that drilling at Hog Ranch would commence in early calendar 2012. However, the Hog Ranch drilling program is contingent on a number of factors including the requirement for additional funding, receipt of a drill permit and sourcing of a drill contractor. As a result of the Company’s understanding of the timelines in obtaining these items, the Hog Ranch drill program is not currently expected to commence until mid-calendar 2012.

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during the vendor’s legal appeal, it does not intend to sign a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving its permitting issues in El Salvador including receipt of the environmental and mining permits for the El Dorado project as well as re-establishing the exploration licence for Santa Rita.

The Company continues to seek new project opportunities in North and Central America.

The Company believes its principal risks are its ability to fund ongoing and future exploration programs and ongoing general and administrative expenses, impending rulings pertaining to PacRim’s CAFTA/ILES arbitration and the Company’s ability to fund the ongoing action to a just conclusion, its ability to acquire new exploration projects of merit, and its ability to maintain its TSX listing. The Phase 1 Hog Ranch exploration program will consume the bulk of the Company’s cash resources earmarked for exploration during fiscal 2012, and is expected to cost approximately $1.5 million through to completion of the anticipated Phase 1 drill program. If the Remance project is acquired, the Company will be obligated to undertake an exploration program that is anticipated to cost approximately $1.0 million, as per the terms of its Remance letter of intent. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through fiscal 2012 and for the foreseeable future. The Company anticipates that it will require additional financing in late fiscal 2012 or early fiscal 2013 in order to fund its planned exploration, administrative and legal expenses.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2012, its expectation of settling the El Dorado permit impasse, and its anticipated requirements for additional funding. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2012. Expenditures related to PacRim’s CAFTA/ILES arbitration action are expected to continue at present or modestly higher levels as during fiscal 2012, and are directly dependent on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the arbitration and/or for general working capital expenses and/or future expenses related to the CAFTA/ILES claim.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses during fiscal 2012, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA/ILES action. See Forward-Looking Information.]

The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless the Company’s international diplomatic efforts are successful, PacRim’s CAFTA/ILES arbitration action is expected to proceed during fiscal 2012 and beyond. The Company is currently awaiting a ruling from the ICSID Tribunal Panel on the GOES’s Jurisdiction Objection, which will most likely be forthcoming in early calendar 2012. The Company may seek traditional or alternative financing arrangements during or subsequent to fiscal 2012 specifically ear-marked for legal expenses.

[The foregoing paragraph contains forward-looking statements regarding the expectation of ongoing legal undertakings. See Forward-Looking Information]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s requirement for financing and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s ongoing exploration plans may not be carried out as anticipated and its ability to continue its business may be at risk.
  the scope of exploration and generative work programs management intends to undertake during fiscal 2012 and in the foreseeable future. These expectations are based on various assumptions including but not limited to: the Company’s ability to secure financing, procure contractors and obtain permits necessary to commence the proposed Hog Ranch drill program; the Company and/or its subsidiary’s signing of a Formal Agreement to acquire the Remance project; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital and access to financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2012 and beyond may not occur as planned.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for fiscal 2012 may not occur as planned.
  the Company’s exploration plans and anticipated costs for fiscal 2012 and beyond . The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated general and administrative, and legal expenses and the requirement for additional financing to fund these legal costs and general working capital expenses. These statements are based on management’s assumption the CAFTA/ILES action will continue through fiscal 2012 and beyond, and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and
#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2009 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2010 and in the Company’s Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com